UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                                                 SEC File Number
                                                                     0-11412
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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                                                  CUSIP Number
                                                                   032332504
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(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

             For Period Ended:  DECEMBER 31, 1999
             [ ] Transition Report on Form 10-K
             [ ] Transition  Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:  ____________________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

AMTECH SYSTEMS, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

131 South Clark Drive
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Address of Principal Executive Office (Street and Number)

Tempe, Arizona 85281
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ] (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion hereof, could not be filed within the prescribed period.

The delay in filing the Form 10-Q is due to the Company's inability to prepare, review and Edgarize the Form 10-Q in a timely manner. The Form 10-Q will be filed on February 15, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Robert T. Hass                      (480)            967-5146
     -------------------------------         -----------  ----------------------
                (Name)                       (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's net revenue for the three months ended December 31, 1999 (first quarter fiscal 2000), was $3,863,000, an increase of $484,000, or 14%, compared to net revenue of $3,379,000 for the first quarter of the previous fiscal year. Net income in the first quarter of fiscal 2000 increased by $184,000 to $131,000, or $.06 per share, from a net loss of $53,000, or $(.03) per share, in the first quarter of fiscal 1999. Increased revenue and a more favorable product mix are the primary reasons for the increase in net income.


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

                              AMTECH SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February 15, 2000
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By     /s/ Robert T. Hass
       --------------------------------
       Robert T. Hass, CPA
       Vice President-Finance
       and Chief Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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